August 2, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your response letter dated July 29, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10 - Acquisitions, page 28

1. We have read your response to prior comment 1 and note that the value of research and development costs acquired from DevElements and
Iplicity, as discussed in regards to SFAS 2 paragraph 11(a) and 11(c), showed that the software code acquired had no alternative future uses and therefore no separate economic value. With respect to each acquisition, please advise us why the software and source code that were determined to have no alternative future use were not charged to expense at the date of acquisition pursuant to FIN 4.

2. In addition, please explain why you have not assigned any value to customer relationships in light of your prior response. We also note from your prior response that the primary value relates to the value of an "ongoing revenue flow." Considering the nature of the acquired businesses, please further explain how you have concluded that none of this "ongoing revenue flow" is attributable to acquired technology.

3. We are unable to locate your response to prior comment 2. We reissue prior comment 2 and ask you to advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to your conclusion that the Interlan and Seven Corporations had no intangible assets of any value. In addition, please explain the primary reasons for the acquisitions.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Note 3 - Stockholder`s Equity, page 7

4. We have read your response to prior comment 3 and await the filing of your Form 10-QSB, amended to record the embedded beneficial conversion feature in your Series A Convertible Preferred Stock. Please tell us when you plan to file this Form 10-QSB amendment and what consideration you gave to the filing of an Item 4.02 Form 8-K.
Upon our review of your Form 10-QSB amendment, we may have additional comments.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.








      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Mr. John R. Signorello
IceWEB, Inc.
August 2, 2005
Page 3